FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of January 2009 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On January 7, 2009, the registrant Receives $20 Million of Cash Investment from Israel Corp. Attached please find the press release.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2009	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

Tower Semiconductor Receives $20 Million of Cash
Investment from Israel Corp.

MIGDAL HAEMEK, Israel – January 07, 2009 – Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), an independent specialty foundry, today announced a $20 million cash investment in the Company by Israel Corp, pursuant to the agreement between the parties announced on September 25, 2008.

According to the terms of the agreement, Israel Corp. has invested $20 million for Tower’s equity equivalent capital notes based on a $0.26 value per share. The equity equivalent capital notes have no voting rights, no dividend rights, are not tradable, do not carry interest, are not linked to any index and are not redeemable.

“We are pleased that Israel Corp. continues to show its support of Tower,” commented Russell Ellwanger, chief executive officer of Tower. “This additional capital will assist us in continuing our efforts to become the leading specialty foundry in the world and will provide needed flexibility as we continue to leverage the synergies inherent in our merger with Jazz Technologies and streamline our world-wide operations.”

About Tower Semiconductor Ltd.

Tower Semiconductor Ltd. is a pure-play independent specialty wafer foundry. Tower manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced mixed-signal & RF-CMOS, Power Management, CMOS image-sensor and non-volatile memory technologies. Through access to the process portfolio of its wholly owned subsidiary, Jazz Semiconductor, Tower offers RF CMOS, Analog CMOS, Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. To provide world-class customer service, Tower maintains two manufacturing facilities in Israel with access to Jazz Semiconductor’s fab in the U.S. and manufacturing capacity in China through Jazz’s partnerships with ASMC and HHNEC. For more information, please visit www.towersemi.com and www.jazzsemi.com.

Forward Looking Statements

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results, including any expected benefits and anticipated cost savings, may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) not receiving orders from our wafer partners and customers, which can result in excess capacity, (iii) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results, future average selling price erosion, (iv) having sufficient funds to satisfy our short-term and long-term debt obligations and other liabilities, (v) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vi) our ability to satisfy the revised covenants stipulated in our amended credit facility agreement, (vii) our ability to capitalize on increases in demand for foundry services, (viii) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab2, the possibility of the government requiring us to repay all or a portion of the grants already received and obtaining the approval of the Israeli Investment Center for an expansion program, (ix) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (x) our merger with Jazz, including possible delays in the integration process, diversion of management’s attention, retention of key employees and not realizing anticipated benefits, (xi) the completion of the equipment installation, technology transfer and ramp-up of production in Fab 2 and raising the funds therefor, (xii) our dependence on a relatively small number of products for a significant portion of our revenue, (xiii) a substantial portion of our revenues being accounted for by a small number of customers, (xiv) the concentration of our business in the semiconductor industry, (xv) product returns, (xvi) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xvii) competing effectively, (xviii) the large amount of debt and liabilities and the ability to repay our short-term and long-term debt and liabilities on a timely basis, (xix) achieving acceptable device yields, product performance and delivery times, (xx) our ability to manufacture products on a timely basis and to purchase the equipment to increase Fab2 capacity and timely installation thereof, (xxi) our dependence on intellectual property rights of others and our ability to operate our business without infringing others’ intellectual property rights, (xxii) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business internationally and in Israel, (xxiii) current global economic downturn, the prevailing market conditions in the semiconductor industry (including global decreased demand, downward price pressure, excess inventory and unutilized capacity) and the lack of availability of funding sources in light of the prevailing financial markets situation, which may adversely affect the future financial results and position of the Company, including its ability to continue to support its operations, (xxii) pending resolution of patent infringement claim against us, and (xxiii) business interruption due to fire, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading “Risk Factors” in our most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contacts:

Tower Semiconductor
Noit Levi, + 972-52-457 8266
noitle@towersemi.com

or:

Shelton Group
Ryan Bright, (972) 239-5119 ext. 159
rbright@sheltongroup.com